Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

January 5, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs

Ms. Katherine Wray

Mr. Bernard Nolan

Ms. Kathleen Collins

Ms. Melissa Kindelan

Re:	Cardlytics, Inc.

Amendment No. 7 to Confidential Draft Registration Statement on Form S-1

Submitted December 7, 2017

CIK No. 0001666071

Ladies and Gentlemen:

On behalf of our client, Cardlytics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 20, 2017 (the “Comment Letter”), relating to the above referenced Amendment No. 7 to Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used but not defined herein are used herein as defined in the Draft Registration Statement.

Prospectus Summary

Overview, page 1

1.	You state that customers of your FI partners are “at least nine times more likely to engage with [y]our marketers’ advertisements as compared to worldwide display digital advertisement click rates.” Please tell us how you measure customer engagement for purposes of this comparison. To the extent your reference to engagement here includes customers who were presented with an incentive and subsequently made a purchase from the marketer regardless of whether they redeemed the incentive, explain further your comparison to click rates, for which engagement is typically defined differently.

Response to Comment 1:

January 5, 2018

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, for the purposes of this calculation, the Company measures engagement solely by calculating the rate at which FI customers click on presented incentives. Accordingly, the Company believes that this measure of engagement is calculated on a basis consistent with the worldwide display digital advertisement click rates reported by eMarketer.

* * * *

Please direct any questions or comments concerning this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.

    Very truly yours,

    /s/ Nicole Brookshire

    Nicole Brookshire

cc:	Kirk Somers, Cardlytics, Inc.

Richard Segal, Cooley LLP

Glen R. Van Ligten, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Heidi E. Mayon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 BOYLSTON STREET,  BOSTON, MA  02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM